UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: January 2019 (Report No. 5)

Commission file number: 001-38610

SAFE-T GROUP LTD.

(Translation of registrant’s name into English)

8 Abba Eban Ave.

Herzliya, 4672526 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On January 22, 2019, Safe-T Group Ltd. (the “Company”) entered into warrant exchange agreements (the “Exchange Agreements”) with holders (the “Holders”) of warrants (the “Existing Warrants”) exercisable into an aggregate of 245,490 American Depositary Shares representing the Company’s ordinary shares (“ADSs”). The Existing Warrants are exercisable at the discretion of the Holders thereof until exercised in full (in perpetuity) at an exercise price of $0.001 per ADS. Following the execution of the Exchange Agreements and the cancellation of the Existing Warrants, the Company shall issue to the Holders exchange warrants (the “Exchange Warrants”) exercisable into an aggregate of 306,863 ADSs. The Exchange Warrants have the same terms of the Existing Warrants and also include a cashless exercise feature. The Exchange Warrants shall be issued to the Holders pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Safe-T Group Ltd.
(Registrant)

By:	/s/ Hagit Gal
Name: Title:	Hagit Gal Corporate Counsel

 Date: January 24, 2019

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